Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income (loss) from continuing operations before noncontrolling interests from our consolidated statements of operations, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2008 (dollars in thousands):

	For the Years Ended December 31
	2008	2007		2006	2005	2004
Net income (loss) from continuing operations as adjusted for noncontrolling interests	$(617,070)	$(435,991)		$74,704	$75,074	$63,098
Add back fixed charges:
Interest expense	489,989	700,460		63,410	13,011	5,435

Earnings before fixed charges and preferred share dividends	(127,081)	264,469		138,114	88,085	68,533

Fixed charges and preferred share dividends:
Interest expense	489,989	700,460		63,410	13,011	5,435
Preferred share dividends	13,641	11,817		10,079	10,076	5,279

Total fixed charges and preferred share dividends	$503,630	$712,277		$73,489	$23,087	$10,714

Ratio of earnings to fixed charges and preferred share dividends	— (1)	—	(1)	1.9x	3.8x	6.4x

(1)	The dollar amount of the deficiency for the years ended December 31, 2008 and 2007 is $630.7 million and $447.8 million, respectively.